Brad Helms (213) 891-8640 Brad.Helms@LW.Com	633 West Fifth Street, Suite 4000 Los Angeles, California 90071-2007 Tel: (213) 485-1234 Fax: (213) 891-8763 www.lw.com

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September 25, 2006

VIA EDGAR AND COURIER

H. Christopher Owings, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Staff

100 F Street, N.E.

Washington, D.C. 20549

Re:	Excelligence Learning Corporation
Schedule 13E-3
File No. 5-61537
Preliminary Proxy Statement on Schedule 14A
File no. 0-32613

Dear Mr. Owings:

On behalf of Excelligence Learning Corporation (the “Company”), and the parties to the above-referenced Schedule 13E-3 filing, we are responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Staff (the “Staff”) in a letter dated September 19, 2006.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of ELC Holdings Corporation, ELC Acquisitions Corporation, Thoma Cressey Equity Partners, Inc., TC Partners VIII, L.P. and Thoma Cressey Fund VIII, L.P., such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR an amended Preliminary Proxy Statement (File No. 0-32613) (the “Proxy Statement”) and Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (File No. 5-61537) (the “Schedule 13E-3”). The Proxy Statement and Schedule 13E-3 have been amended in response to the Staff’s comments. For your convenience, we have hand delivered three copies of the Proxy Statement and the amended Schedule 13E-3 as well as a marked copy of both filings tracking all changes made since the initial filing.

We have reproduced the text of the comments below, followed by the responses that we have been authorized to make on behalf of the Company and the other parties to the above-referenced filings. All references herein to page numbers and captions correspond to the revised Proxy Statement, unless specified otherwise.

Schedule 13E-3

1. Please tell us what consideration was given to whether Robert MacDonald, the Simon Fund, and the members of the 13D group disclosed on page 81 are affiliates engaged in the transaction for purposes of 13e-3 and should be named filing persons on the schedule 13E-3. In this regard, we note that Mr. MacDonald, the managing member of the Simon Fund and president of William E. Simon Sons Private Equity, negotiated the current $13.00 consideration as a member of your board. We note further that Mr. MacDonald also joined the special committee that approved the transaction and rejected all other strategic alternatives after Thoma Cressey conditioned its offer on the Simon Fund agreeing to vote its share in favor of the transaction. For guidance, please refer to Section ii.D.3 of the Current Issues Outline dated November 14, 2000 available in our website at www.sec.gov.

RESPONSE: We respectfully advise the Staff that, after careful consideration, the Company determined prior to the initial filing of the Schedule 13E-3 that none of Mr. MacDonald, WESKIDS III, L.L.C. (“WESKIDS”), William E. Simon & Sons Private Equity, L.L.C. (“WES LLC”), the Simon Fund or IPP99 Private Equity, L.L.C. (“IPP99” and, together with the foregoing entities, the “Investor Group”), should be considered a “filing person” for purposes of the Schedule 13E-3.

As described by the Staff in Section ii.D.3 of the Current Issues Outline dated November 14, 2000 (the “Outline”), for a person or group to be accorded “filing person” status, that person or group must meet two separate, but related criteria:

•	The person or group must be an “affiliate” of the Company within the scope of Rule 13e-3(a)(1); and

•	The person or group must be “engaged, directly or indirectly, in the going-private transaction.”

For the reasons set forth below, the Company believes that neither Mr. MacDonald nor the Investor Group satisfies either of the foregoing criteria.

The Company is not “Controlled” by Mr. MacDonald or the Investor Group

An “affiliate” of an issuer for purposes of Rule 13E-3 is a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” As noted in the Outline, “control” for purposes of this definition has the meaning set forth in Exchange Act Rule 12b-2, “… possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise.” As the Staff has stated consistently in the past, whether a person or group controls an issuer is a determination based on the consideration of all relevant facts and circumstances. Based on the facts and circumstances set forth below, the Company respectfully submits that neither Mr. MacDonald nor the Investor Group possesses, directly or indirectly, the power to exert any such control over the Company.

Mr. MacDonald

•	Mr. MacDonald is Not a Member of Senior Management. As noted in the Outline, the Staff consistently has taken the position that members of an issuer’s senior management are affiliates of that issuer. Mr. MacDonald is not a member of the Company’s senior management, but is, rather the non-executive Chairman of the Company’s Board of Directors (the “Board”).

•	Mr. MacDonald Has No Unilateral Rights or Powers. In his capacity as Chairman, Mr. MacDonald has the ability, like all of the Company’s directors, to influence the deliberations and decisions of the Board. Nevertheless, Mr. MacDonald is one of seven directors. Accordingly, he cannot unilaterally direct or cause the direction of the management or policies of the Company.

•	Mr. MacDonald Does Not Control the Simon Fund. As the Staff has noted, Mr. MacDonald is the President of WES LLC, the managing member of the Simon Fund. He is also a “Principal” of WES LLC, a title which refers to his status as an equity investor (6.67%) in that entity and does not in and of itself grant him management. More significantly, WESKIDS - not Mr. MacDonald - is the managing member of WES LLC, and Mr. MacDonald is neither an officer nor an equity owner of WESKIDS, the entity in which the ultimate control of WES LLC is vested. Mr. MacDonald serves as President of WES LLC by virtue of an appointment by WESKIDS, and can be replaced by, or have his decisions overruled by, the managing member of the limited liability company. As a result, the Company does not believe that Mr. MacDonald “controls” the Simon Fund within the meaning of 12b-2, and is, therefore, more properly viewed as an “associate” of that entity, rather than an “affiliate” of that entity.

•	Mr. MacDonald Does Not Control Any Other Member of the Investor Group. Each member of the Investor Group is ultimately controlled by WESKIDS, an entity of which Mr. MacDonald is neither the managing member nor an officer or equity holder. Mr. MacDonald is also not an officer or equity holder of IPP99 (whose managing member is WESKIDS), which, together with the Simon Fund, are the two members of the Investor Group that are direct owners of the common stock owned by the Investor Group collectively.

•	Mr. MacDonald Owns Relatively Few Shares of Common Stock. As disclosed in the Proxy Statement, Mr. MacDonald has an indirect pecuniary interest in less than 1% of the Company’s outstanding shares of common stock.

The Investor Group

•	The Investor Group Does Not Own a Controlling Equity Interest in the Company. As noted in the Proxy Statement, the Investor Group collectively owns approximately 26.7% of the Company’s outstanding common stock. Considered together, the Investor Group is the Company’s largest stockholder. However, the Company clearly has other stockholders whose equity ownership gives them influence with the Company, most notably the Company’s CEO, Mr. Elliott, whose ownership of approximately 14.7% of the Company’s outstanding common stock is comparable to the 16.3% of the Company’s outstanding common stock owned by the Simon Fund.

•	The Investor Group Does Not Act as a Single Entity. All members of the Investor Group are beneficially owned within the meaning of Rule 13d-3 by WESKIDS, which, in turn, is beneficially owned by the seven children of Mr. William Simon. However, the Simon Fund and IPP99 are independently managed and serve distinctly different constituencies. Whereas substantially all of the equity interests of IPP99 are owned by members of the Simon family, 47.5% of the beneficial interests in WES LLC and the Simon Fund are owned by unrelated third party investors. As a result, the financial goals of, and the business judgments and investment decisions made by, the Simon Fund and IPP99 are not always in accord, and the members of the Investor Group do not act as a single entity. In this instance, as described in the amended Proxy Statement, when Thoma Cressey first approached the Company with an offer, it had conditioned that offer on receipt of a voting agreement by all members of the Investor Group. Mr. MacDonald informed Thoma Cressey that he had no affiliation or association with IPP99 or WESKIDS and that, accordingly, he had no authority to negotiate on behalf of either of those entities. Mr. MacDonald’s position with the Simon Fund did afford him the ability to facilitate the negotiation of a voting agreement between Thoma Cressey and the Simon Fund. However, because Mr. MacDonald had no authority to negotiate on behalf of WESKIDS or IPP99, and because these entities ultimately did not agree to sign a voting agreement, no such voting agreement was ever executed by IPP99 or any other member of the Investor Group.

•	The Investor Group Does Not Have Board Designation Rights. Mr. MacDonald is not a “board designee” of the Simon Fund or any other member of the Investor Group. The Company’s charter does not provide for any such “board designees” and neither the Company nor any member of the Investor Group is party to a stockholder, voting or other similar agreement regarding the election of directors. Rather, Mr. MacDonald has been included in the Board’s slate of director nominees and has been nominated and re-elected by the Company’s stockholders to the Board and as Chairman because, in the Company’s view, he is a skillful and knowledgeable director who has discharged faithfully and effectively his duties to the Company and its stockholders.

Neither Mr. MacDonald nor the Investor Group is Engaged in the 13E-3 Transaction

As with the foregoing analysis, the determination of whether a person is “engaged” in a going-private transaction requires the consideration of all relevant facts and circumstances. The Outline makes clear, however, that the inquiry often turns on whether a particular person or entity is “on both sides” of a transaction. Based on the facts and circumstances set forth below, the Company respectfully submits that neither Mr. MacDonald nor any member of the Investor Group is “on both sides” of the subject transaction, and the Company does not believe that any other facts support the view that Mr. MacDonald or any member of the Investor Group was in any meaningful sense “engaged” in the 13E-3 transaction.

•	Neither Mr. MacDonald Nor Any Member of the Investor Group Will Have Any Interest in the Surviving Company. As noted in the Outline, an “important aspect” of any analysis of whether a person should be viewed as “engaged” in a 13E-3 transaction is whether that person will hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the surviving company’s board of directors, continue in a management capacity or otherwise be in a position to control the surviving corporation. Neither Mr. MacDonald nor any member of the Investor Group raises any of these concerns in the subject transaction. As noted in the Proxy Statement, neither Mr. MacDonald nor any member of the Investor Group will retain any continuing interest in the Company after it has been acquired by Thoma Cressey. Neither Mr. MacDonald or any other associate or affiliate of the Investor Group is an executive of the Company and no such person will be a member of management of the Surviving Company after the merger. Further, neither Mr. MacDonald nor any other member of the Investor Group will have any direct or indirect interest in, or influence on, the Surviving Company.

•	Neither Mr. MacDonald Nor Any Member of the Investor Group Will Receive Different or Additional Consideration in Connection With the Merger. The Company respectfully submits that the interests of Mr. MacDonald and the members of the Investor Group in the merger are no different than those of the Company’s stockholders generally. Neither Mr. MacDonald nor any member of the Investor Group will receive additional or different consideration of any kind in the deal, even, in the case of the Simon Fund, in respect of its execution of a voting agreement with Thoma Cressey.

•	The Simon Fund Is Not Affiliated or Associated with Thoma Cressey as a Result of the Voting Agreement. As noted above, no member of the Investor Group other than the Simon Fund agreed to become party to a voting agreement, and the Simon Fund only did so after the special committee and the full Board each unanimously determined that the acquisition of the Company by Thoma Cressey on the terms set forth in the merger agreement was in the best interests of the Company’s stockholders. The Simon Fund’s voting agreement also contains significant limitations. The scope of the agreement was drafted narrowly to apply only to votes directly or indirectly relating to the subject transaction. The agreement does not contain any “no shop” or other similar covenants prohibiting the Simon Fund from discussing alternative transactions with potential competing bidders, despite an initial request for such a covenant by Thoma Cressey. Unlike many voting agreements entered into by others in similar circumstances, the Simon Group’s voting agreement also did not include a so-called “lock-up” option giving Thoma Cressey the right to purchase the Simon Group’s shares. Finally, and perhaps most significantly, the voting agreement terminates concurrently with the termination of the merger agreement. Therefore, if the Company terminates the merger agreement after the special committee and the Board determine that an alternative transaction proposed by a competing bidder is more favorable to the Company’s stockholders, the Simon Fund voting agreement will also terminate and the Simon Fund will thereafter be free to vote its shares as it deems appropriate. Accordingly, the Company respectfully submits that the Simon Fund voting agreement does not result in the Simon Fund being “on both sides” of the subject transaction.

Even if the Staff were to disagree with the foregoing analysis, we respectfully submit that the interpretive guidance set forth by the Staff in Release No. 34-17719, Interpretive Release Relating to Going-Private Transactions Under Rule 13e-3 (Apr. 13, 1981) (the “Interpretive Release”), supports a conclusion that the Simon Fund voting agreement, without more, should not result in Mr. MacDonald or any member of the Investor Group being deemed to be “engaged” in the 13E-3 transaction. Specifically, in question number 8 of the Interpretive Release, the Staff analyzed whether, in a cash merger transaction between an issuer and a non-affiliate, the purchase by such non-affiliate of a “controlling amount” of the issuer’s securities from an affiliate of the issuer prior to the merger would result in the transaction being subject to Rule 13E-3. The Staff responded that it would not, subject to four requirements: (i) prior to the initial acquisition of securities, there was no affiliation between the issuer and the acquiring entity; (ii) the initial acquisition and the second-step transaction are made pursuant to an agreement or agreements for the acquisition of the entire class of securities at the same unit price; (iii) the intention to engage in the second-step transaction was publicly announced at the time of the initial acquisition, and the second-step transaction is effected within a relatively short period of time thereafter; and (iv) the acquiring entity will not change the management or the board of directors, or otherwise exercise control, of the issuer prior to the completion of the second-step transaction. If you assume, notwithstanding our belief to the contrary, that the Simon Fund voting agreement results in Thoma Cressey “controlling” the Simon Fund’s shares of Excelligence common stock, then the facts surrounding the voting agreement are substantively similar to the acquisition of shares described in question number 8 of the Interpretive Release. Nevertheless, if the foregoing four requirements are satisfied in the subject transaction, then the subject transaction still would not have been subject to Rule 13E-3 but for Mr. Elliott’s agreement to roll over equity into the surviving company and continue in his capacity as CEO. The Company respectfully submits that each such requirement has been satisfied in the subject transaction: (i) there is no affiliation between Thoma Cressey and any of Mr. MacDonald or any other member of the Investor Group, (ii) the voting agreement was entered into in connection with the merger agreement and terminates concurrently with the termination of the merger agreement, (iii) the voting agreement was disclosed in the Company’s Current Report on Form 8-K filed July 20, 2006 announcing the transaction and (iv) prior to the consummation of the merger, neither Thoma Cressey nor any of its affiliates has the right to make any change to the Board or otherwise exercise “control” (within the meaning of Exchange Act Rule 12b-2) over the Company.[1] If the Simon Fund voting agreement would not, without more, have resulted in the subject transaction being subject to Rule 13E-3, we do not believe that such voting agreement should result in the Simon Fund or any other member of the Investor Group being deemed to be “engaged” in a 13E-3 transaction merely because Thoma Cressey required Mr. Elliott to roll over equity and continue in his capacity as CEO after the consummation of the transaction.

•	Mr. MacDonald’s Participation in the Transaction Was Limited to the Discharge of His Duties as a Director. The Company respectfully submits that the mere fact that Mr. MacDonald participated in the negotiation of a 13E-3 transaction in the discharge of his duties as a Board member should not cause him to be deemed to be “engaged” in that 13E-3 transaction. As noted in the Proxy Statement, the Board formed the special committee solely because Thoma Cressey had conditioned its offer on Mr. Elliott retaining an interest in the surviving company after the merger. The special committee was composed entirely of disinterested directors and was explicitly charged with representing the interests of our unaffiliated stockholders. Typically, whenever a special committee is formed to negotiate a transaction because members of management have potential interests in the transaction, the members of that committee are forced by circumstance to assume roles in the transaction that would normally be filled by the interested managers. Accordingly, the special committee is required to become actively involved in extended and numerous deliberations and negotiations regarding the merger on behalf of the unaffiliated stockholders. The Company respectfully submits that Mr. MacDonald’s and the other members of the special committee’s active negotiation on behalf of the Company’s unaffiliated stockholders cannot reasonably be construed as putting any member of the special committee “on both sides” of the transaction or causing any of them to be deemed to be “engaged” in the 13E-3 transaction. In short, the Company believes that Mr. MacDonald’s involvement in the subject transaction was no more or less than that required of a disinterested director appointed to a special committee charged with representing the interests of unaffiliated stockholders.

Based on the foregoing analyses, the Company determined prior to the initial filing of the Schedule 13E-3, and hereby respectfully submits to the Staff, that neither Mr. MacDonald nor the Investor Group is an “affiliate” that is “engaged, directly or indirectly, in the going-private transaction” and believes, therefore, that none of them should be “filing persons” for purposes of the Schedule 13E-3

2. General Instruction C to the Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all of the disclosure required by Items 3, 5, 6, 10 and 11 with respect to the persons specified in General Instruction C

RESPONSE: In response to this and other comments of the Staff, the Company acknowledges the Staff’s comment and has revised the Proxy Statement and hereby advises the Staff that it believes it has provided all of the disclosure that is required by Items 3, 5, 6, 10 and 11 with respect to the persons specified in General Instruction C.

1	Thoma Cressey’s rights with respect to the conduct of the Company’s business prior to the closing of the merger are limited to the customary interim operating covenants set forth in Section 5.1 of the merger agreement.

3. We note the disclaimer that indicates each filing person takes responsibility only for the accuracy of its respective information. Please revise this language to make clear that the filing persons may still be found liable for all of the disclosures contained in the Schedule 13E-3 to the extent imposed by law, because the persons filing the Schedule 13E-3 may be deemed liable for all of the disclosures contained in the schedule.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the language of the Schedule 13E-3 to acknowledge the potential liability of Filing Persons for all of the disclosures contained therein. See page 1 of the Schedule 13E-3.

4. We note that in the fourth paragraph of your Introduction section on page 1 you state that you have entered into a guaranty agreement with Thoma Cressey Fund VIII, L.P. Although it is included within this document as Annex B, it appears that you have not listed this agreement as an exhibit to your document. Please include this agreement as an exhibit, or please tell us why it is inappropriate to do so. See Item 1016 of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Schedule 13E-3 to list the guaranty agreement as an exhibit. See page 11 of the Schedule 13 F-3.

Preliminary Proxy Statement on Schedule 14A

5. In the third paragraph of the letter, you state that Thoma Cressey “may” be considered your affiliate and that Ronald Elliott “may” be considered an affiliate of ELC Holdings Corporation because Mr. Elliott will contribute his shares of your common stock to ELC Holdings prior to the merger pursuant to the voting and rollover agreement with ELC Holdings. Please revise this paragraph to state affirmatively who is considered an affiliate based upon Rule 13e-3(a)(1) under the Exchange Act.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure in the third paragraph of the letter and throughout the Proxy Statement to state affirmatively who is considered an affiliate as requested. Please see the first page of the letter to the stockholders and also pages 5 and 36 to 37.

6. It appears your Summary Term Sheet section is duplicative of some information found in the Questions and Answers About the Special Meeting and the Merger section. Please revise those two sections to ensure clarity and conciseness of disclosure. In this regard, we suggest you limit the Questions and Answers About the Special Meeting and the Merger section to procedural matters relating to the meeting. Further, the Summary Term Sheet should be limited to only the most material terms of the proposed transaction. See Item 1001 of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to eliminate duplicative information in the Question and Answers section which was already provided in the Summary Term Sheet. The Company believes that it has revised the Summary Term Sheet to limit the disclosure to only those material terms of the proposed transaction.

7. Where appropriate please provide the aggregate percent of shares that will be voted in favor of the transaction pursuant to voting agreements.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure throughout the Proxy Statement to note the aggregate percent of shares that will be voted pursuant to the voting agreements.

8. On the top of page 4, you state that your board may terminate the merger agreement if it desires to accept an unsolicited, superior proposal as defined in the merger agreement. In this sub-section, please discuss briefly what would qualify as a superior proposal as defined in the merger agreement. Also, please clarify whether the board may terminate the merger agreement even after a shareholder vote to approve the merger.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to as requested. Please see page 4.

9. You state that your directors and executive officers may have interests in the merger that are different from other shareholders. Please briefly describe and quantify in this section the interests of your directors and officers in this transaction and name all the present affiliates who will hold an ongoing equity interest and senior management positions in the private entity. Also, please clarify whether the interested individuals participated in your board’s deliberations regarding the transaction.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to briefly describe and quantify the interests of our directors and officers in the transaction, name all the present affiliates who will hold an ongoing equity interest (which is only Mr. Elliott) and senior management positions in the private entity and clarify whether the interested individuals participated in our board’s deliberations regarding the transaction. Please see pages 5 to 6.

10. The discussion related to the board’s recommendation of the merger implicitly pertains to the perceived benefits of the merger. Please balance this disclosure in this sub-section with a succinct summary of the probable risks related to the merger.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see page 11.

11. We note that the board unanimously determined that adoption of the merger agreement is advisable and the merger is “fair to and in the best interests of our stockholders.” Please revise your fairness determination and your disclosure throughout the filing to indicate whether the board believes the going-private transaction is fair to unaffiliated stockholders, as required pursuant to Item 1014(a) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure throughout the Proxy Statement as requested.

12. You state that you may solicit proxies by “other electronic means.” Please confirm for us, on a supplemental basis, whether you mean proxies will be solicited via the Internet. If so, please describe the means by which you may solicit proxies electronically. See Item 4(a)(3) of Schedule 14A. Also, please provide us a user ID and password necessary to access any Internet websites to be used for voting, or provide the printed pages depicting the information on the site.

RESPONSE: The Company has advised us, and we hereby supplementally advise the Staff, that he Company will not solicit proxies via the internet. We have revised the disclosure in the Proxy Statement accordingly. We further advise the Staff that our reference to “other electronic means” was intended to capture communications such as employee FAQ’s and other similar communications which have been or may be publicly filed as proxy solicitation materials, and would be available to our stockholders via Edgar.

13. Please move this section so that it is closer to the front of the document. See Rule 13e-3(e)(1)(ii) specifying that the information required by Items 7, 8, and 9 of Schedule 13E-3 be prominently disclosed in a Special Factors section in the front of the disclosure document. For example, it appears that you can locate the Special Factors section before your Special Note Regarding Forward-Looking Statements and your The Special Meeting sections.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure to relocate the “Special Factors” section before the “Special Note Regarding Forward-Looking Statements” as the Staff has requested.

14. Please more clearly identify who initiated and participated in the going-private process and describe the context and nature of each material action. In this regard, please disclose when in late October the initial contact with Dean DeBiase and “a representative of Thoma Cressey” occurred and describe the discussions that took place.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to provide the approximate date of initial contact between Dean DeBiase and Thoma Cressey, and have identified the name of the Thoma Cressey representative who contacted Mr. DeBiase. The discussions that took place during this initial contact were preliminary in nature and specific strategic options were not discussed. Please see page 13.

15. Also, please revise to more clearly identify each person in attendance at each meeting. Where you state that “members of senior management,” “representatives of Thoma Cressey,” or “some of our executives” performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure in the “Background of the Merger” section of the Proxy Statement as requested.

16. In the last paragraph on the bottom of page 16, you state that your board and management were actively investigating “various measures” to maximize your stockholder values, such as a sale or business combination, or could cause the public markets to more properly value you, such as a leveraged recapitalization or other strategic transaction. Also, you state that during the months leading up to your November 8, 2005 meeting, certain members of your board and management “began informally discussing our strategic options with representatives of various investment banks and engaging in general discussions with entities that had contacted them regarding, or that they believed might have an interest in engaging in, some form of strategic transaction with us.” Therefore, it appears you considered alternative means to accomplish the stated purposes of your going-private transaction. As appropriate, please expand your disclosure to address all alternatives considered and discuss why each alternative was or was not pursued. For any strategic alternatives pursued, please discuss the benefits and risks associated with the alternative, and indicate why the alternatives were deemed inferior to the going-private transaction. See Item 1013(b) of Regulation M-A. Your revised disclosure must include the alternatives considered by all filing persons.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure in the “Background of the Merger” section as requested.

17. We remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, please supplementally confirm that you have described in detail all oral and written presentations made to the board by Piper Jaffray. In this regard, we note that you have filed multiple presentations by Piper Jaffray but it appears that you have only described one such presentation in the filing. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the board such as board books, slides, etc.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure in the “Background of the Merger” section as requested to describe all reports, opinions, consultations, proposals, or presentations received by the Company and materially related to the offer. We also hereby advise the Staff that the Company has filed, as exhibits, all materials used to present information to our board of directors.

18. It appears that negotiations with “Company A” went beyond the preliminary inquiry. Therefore, please identify by name that particular entity.

RESPONSE: The Company respectfully submits that, regardless of whether or not the discussions with Company A went beyond the preliminary inquiry, the identity of Company A is not material for purposes of its stockholders’ ability to make an informed decision about the merger. The offer submitted by Company A was inferior to the Thoma Cressey offer because it failed to provide the form of consideration to be paid, did not provide a proposal for the structure of the transaction and, at its best, was approximately $5 million less than the aggregate consideration offered by Thoma Cressey. In addition, given Company A’s role as a potential strategic purchaser (as noted in the “Background of the Merger” section) and our continuing business relationship with Company A, we believe that the disclosure of Company A’s identity may have a negative impact on our relationships with current customers and suppliers, as well as with

Company A. In the unlikely event that the merger is not consummated, the disclosure of the identity of Customer A may adversely affect the ongoing business operations of the Company, and, consequently, the Company believes that such disclosure would not be in the best interests of, and could in fact be detrimental to, our shareholders.

19. On page 19, please disclose all discussions leading up to Thoma Cressey’s offer condition that Mr. Elliot and the Simon Fund agree to vote the shares beneficially owned by them in favor of the transaction. Please disclose the names of all persons present in these discussions.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see page 16.

20. Please discuss the negotiations, if any, regarding the treatment of outstanding options.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to clarify that the provision calling for a “cash-out” of the outstanding options was included in the initial draft of the merger agreement that was submitted to the Company. As such, there were no negotiations regarding the treatment of outstanding options beyond the Company’s acceptance of the initial proposal. Please see page 20.

21. If a filing person relied on the Item 1014(b) analysis of another, that filing person must expressly adopt the conclusion and analyses of the party that performed the analysis in order to fulfill its disclosure obligation. If filing persons intend to adopt the analysis of your financial advisor, please specifically disclose this but note that a filing person cannot insulate itself from liability by relying upon another’s analysis, which, by its terms, does not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b) of Regulation M-A and Question and Answer Nos. 5 and 21 of Exchange Act Release No. 17719.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. See pages 24 and 39.

22. The factors considered in determining fairness must be explained in enough detail for stockholders to understand them. Therefore, please revise your disclosure to avoid conclusory statements or listing of generalized areas of consideration, such as “the financial presentation of Piper Jaffray that . . . the per share merger consideration to be received by the holders of our common stock was fair . . . “ and “our board of director’s belief that the merger was more favorable to our stockholders than any other alternative . . . ,” See Instruction 3 to Item 1014 of Regulation M-A. Further, please quantify the factors to the extent practicable. As an example only, please quantify the second bullet at the top of page 29.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see pages 24 to 29.

23. Please expand the discussion to specifically address the special committee’s fairness determination in the absence of the procedural safeguards listed in Item 1014 of Regulation M-A. For example, please discuss what consideration the committee gave to the fact that the transaction does not require the approval of at least a majority of the unaffiliated shareholders. See Items 1014(c), (d), and (e) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see pages 24 to 29.

24. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Please revise the discussion of the special committee’s fairness determination to address all of these factors or to explain why the special committee did not consider any particular valuation technique. To the extent the committee is relying on the analysis of its financial advisor to satisfy any of its Item 1014 obligations, the committee must specifically adopt such analysis. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13,1981).

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see pages 24 to 29.

25. Please revise this section to provide a clearer and more concise discussion of the analyses Piper Jaffray & Co. performed. For each analysis, please expand your disclosure to provide a more full discussion of the statistical findings, including how Piper Jaffray determined the multiples in each analysis, the assumptions made under each method, and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. Also, please present the range of implied equity value and implied price per share under each method, as applicable. Further, please disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. Generally, please provide disclosure in understandable terms that clearly explains upon what the financial advisor is opining. See Item 1015(b)(6) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see pages 30 to 36.

26. You state that the summary of the Piper Jaffray opinion is qualified in its entirety by reference to the full text of such opinion. As you are responsible for the accuracy of the information in the fling, this type of qualification is inappropriate. Please revise accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to remove the qualification.

27. In the first paragraph of this section, you state that Piper Jaffray & Co.’s opinion was “based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below . . . “ Please disclose, in a bulleted format, the specific assumptions, factors, and limitations Piper Jaffray made in performing its analyses of the fairness of the consideration.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see pages 30 to 31.

28. In the second, third, and fourth bullet points on the top of page 32, it appears that Piper Jaffray Co. was provided certain non-public business, financial, and other information from your internal records, estimates by your management of certain non-recurring expenses relating to your internal investigation and restatement, and certain of your internal financial projections. Please confirm that all material, non-public information that formed the basis for the fairness analysis and all material assumptions underlying the information have been disclosed in this filing. Otherwise, please provide the material information and assumptions in your revised proxy statement.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the Proxy Statement to include disclosure provided by management of estimated revenue for the years 2007-2010, net working capital, changes in net working capital, and earnings per share. Also, we have revised the disclosure to provide additional assumptions underlying the information disclosed in this Proxy Statement. With the inclusion of this additional data, the Company believes that all material, non-public information that formed the basis for the fairness analysis and all material assumptions underlying the information have been disclosed in the Proxy Statement.

29. Please expand your discussion regarding the bases on which the specific selected companies were chosen for comparison by Piper Jaffray & Co. and tell us whether any companies meeting this criteria were excluded from the analysis.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to include the requested information at pages 32 to 33 of the Proxy Statement. As modified, there are no companies meeting the specified criteria that were excluded from the analysis.

30. Please identify the transactions that were selected for the purpose of this analysis. Additionally, please tell us whether any precedent transactions meeting the criteria were excluded from your analysis. Also, please disclose the total dollar value, the merger price per share, and the premium paid to shareholders for each transaction considered.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to include the requested information at pages 33 to 34 of the Proxy Statement. As modified, there are no transactions meeting the specified criteria that were excluded from the analysis. We supplementally inform the Staff that since the comparable transactions involved private companies, the merger price per share and the premium paid to shareholders were unavailable or not applicable.

31. Please confirm whether the transactions reviewed in the premiums paid analysis included in the transactions reviewed in the comparable transactions analysis. If so, please state specifically that the transactions were the same. Otherwise, please revise to identify the transactions reviewed in this analysis.

RESPONSE: We supplementally inform the Staff that none of the transactions reviewed in the premiums paid analysis included the transactions reviewed in the comparable transactions analysis. There is no overlap between the transactions utilized in each analysis because the comparable transactions analysis involved only private companies while the premiums paid analysis involved public targets. The premiums paid analysis involved 41 transactions which were analyzed for implied premium or discount of transaction consideration over market price rather than other financial or operating characteristics of the target. Given the diversity and number of transactions reviewed and the nature of the information analyzed, we respectfully submit that the identity of each transaction would not appear to be significant to shareholders given the total mix of information available.

32. Please tell us the basis for the selection of the 16.0% to 18.0% discount rate and 7.0x to 8.0x terminal value multiple ranges and explain why the financial advisors believe that these ranges are the most appropriate indicators.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to include the requested information with regard to the 7.0x to 8.0x terminal value multiple ranges at page 36 of the revised Proxy Statement.

We note that the disclosure relating to discount rates states that “Piper Jaffray applied a range of discount rates of 16.0% to 18.0% to projected cash flows based on its analysis of the weighted average cost of capital of comparable companies and characteristics unique to the Company, including size, liquidity and capital structure . . .” We supplementally inform the Staff that we know of no additional information related to the choice of discount rates and, accordingly, respectfully submit that the quoted disclosure is complete and accurate.

33. In this section, you state that your only purpose for the transaction is to provide your stockholders with value on their investments. However, on page 16 you state other reasons for the merger, including the fact that the markets are undervaluing your company, the significant costs of being a public company, and your success was being obscured by your internal investigation. Please revise or advise.

RESPONSE: The Company acknowledges the Staff’s comment. We have expanded the disclosure as requested, please see page 40. We respectfully note for the Staff that a number of reasons for the merger and factors pertaining to the merger were considered by the special committee and our board of directors, these factors are described in detail under the caption “Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors” in the proxy statement. We have expanded such disclosure but feel that it would be unnecessarily duplicative to set forth all factors considered in the section.

34. Please revise this section to more fully present a reasonably detailed discussion of both the benefits and detriments of the transaction to you, your affiliated shareholders, and your unaffiliated shareholders. See Instruction 2 to Item 1013 of Regulation M-A. Please consider expanding your discussion to address the following:

•	the rights and protections that the federal securities laws give to shareholders of public companies;

•	the substantive requirements that the federal securities laws, including the Sarbanes Oxley Act, impose on public companies;

•	the various substantive requirements that the federal securities laws impose on their directors and executive officers, including restrictions on short swing trading, and

•	the reporting obligations for officers, directors, and beneficial owners.

RESPONSE: The Company acknowledges the Staff’s comment and we have expanded our discussion of the benefits and detriments of the transaction to address the four bulleted factors as requested. Please see pages 41 to 42.

35. Please state the specific sources and total amount of funds or other consideration to be used in the transaction. See Item 1007(a) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see pages 43 to 45.

36. You state that you may finance the transactions contemplated by this merger by debt financing. In this regard, you state that Thoma Cressey has commitments for approximately $88,000,000 in debt financing. As it appears that all or part of the funds required could be borrowed, please provide a summary of each commitment, loan agreement, or other arrangement. This summary should contain the identity of the parties, the term, the collateral, the stated and effective interest rates, and any other material terms or conditions of the commitments. See Item 1007(d) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see pages 43 to 45.

37. You state that the common shares held by your directors and executive officers represent approximately 16.1% of the voting power of the outstanding shares entitled to vote. However, your table on page 81 states that Ronald Elliott owns 16.7% of your outstanding common shares and that Robert MacDonald, through the Simon Fund, beneficially owns 16.3% of your common shares. Please revise or advise.

RESPONSE: The Company acknowledges the Staff’s comment and we have clarified the calculations set forth under the caption “Special Factors – Interests of Certain Persons in the Merger – Interests of Directors and Executive Officers” and in the table presentation included under the caption “Important Information About Excelligence – Security Ownership of Certain Beneficial Owners and Management” are correct.

We have revised our disclosure on pages 46 to 47 to clarify that, as of August 14, 2006, our directors and executive officers held and were entitled to vote, in the aggregate, 1,457,504 shares of our common stock, representing approximately 16.1% of the outstanding shares entitled to vote. Such 1,457,504 shares of common stock specifically excludes the 1,479 shares of common stock beneficially owned, but not directly held, by Mr. MacDonald through his 6.67 % membership interest and profits interest in the general partner of the Simon Fund.

In this regard, we note that the 16.7% of our common stock beneficially owned by Mr. Elliott and cited by the Staff includes 180,000 shares of common stock issuable to Mr. Elliott upon the exercise of options exercisable within 60 days of August 14, 2006. Shares issuable upon the exercise of options exercisable within 60 days have been included in the beneficial ownership table appearing on pages 90 to 91 in compliance with the provisions of Item 403(b) of Regulation S-K and Rule 13d-3 of the Exchange Act. Consequently, the table indicates that the Company’s directors and executive officers beneficially own 21.14% of our common stock, after taking into account all 473,189 shares issuable to them upon the exercise of options exercisable within 60 days of August 14, 2006 as well as the 1,479 shares beneficially held by Mr. MacDonald through his interest in the general partner of the Simon Fund. In addition the Company notes for the Staff that an additional 31,333 shares of our common stock are issuable to our directors and executive officers pursuant to options which were not exercisable within 60 days of August 14, 2006. These options are included in the tabular presentation on page 47, and, in response to the Staff’s comment, the Company has corrected certain disclosure in the second paragraph preceding that table.

Additionally, neither the Company nor Mr. MacDonald believe that Mr. MacDonald is the beneficial owner of all 1,478,700 shares directly held by the Simon Fund, and the Company respectfully directs the Staff to its response to Comment No. 1 in this regard.

To summarize, the 16.1% number represents the power of our directors and officers to vote shares, while the 21.14% number represents the shares beneficially owned by our officers and directors, calculated in accordance with Item 403(b) of Regulation S-K. Similarly, the 16.7% number represents shares held by Ron Elliott which are beneficially owned rather than shares which he is eligible to vote. We have revised the disclosure to clarify the distinction between share voting power and beneficial ownership.

38. You state that the existing employment agreements described “potentially” provide the mentioned officers with “certain payments upon a ‘change of control’ event such the merger.” Please quantify these payments and state specifically whether the “change of control” provisions will be triggered and these officers will in fact receive such payments upon the consummation of this transaction. Also, to the extent known, please name the current executive officers that will remain executive officers of the surviving entity.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see pages 49 to 50.

39. We note that you do not believe that the Simon Fund’s interests are different from your other stockholders because you claim that the Simon Fund will receive the same merger consideration as your other stockholders. However, based upon your disclosure on page 19, the Simon Fund is an affiliate of your chairman, Robert MacDonald. Therefore, in this subsection please discuss Mr. MacDonald’s control of the Simon Fund and his interest in the merger. See Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE: As discussed in detail in our response to Comment No. 1, neither the Company nor Mr. MacDonald believe that Mr. MacDonald is the beneficial owner of all 1,478,700 shares directly held by the Simon Fund, and the Company respectfully directs the Staff to its response to Comment No. 1 in this regard.

40. You state that you filed with the Federal Trade Staff and the Department of Justices Antitrust Division a Notification and Report Form for Certain Mergers and Acquisitions in connection with this merger. Also, you stated that the Federal Trade Staff granted you and ELC Holdings Corporation early termination under the waiting period on August 14, 2006. Please disclose whether the termination of the waiting period means that you have satisfied the regulatory requirements of the Federal Trade Staff. If not, please revise to discuss the requirements you must satisfy.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to clarify that all regulatory requirements under the HSR Act have been satisfied. Please see page 59.

41. Also, based upon your disclosure, it appears that only the Federal Trade Staff has acted upon your filing, and the Department of Justice’s Antitrust Division has not made a determination. Again, please clarify whether you have satisfied the regulatory requirements of the Department of Justice’s Antitrust Division. If not, please revise to discuss the requirements you must satisfy.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure to clarify that all regulatory requirements under the HSR Act have been satisfied. Please see page 59.

42. Please explain the meaning of “backup withholding.”

RESPONSE: The Company acknowledges the Staff’s comment and notes that backup withholding is not a distinct tax but rather a type of withholding. We have revised the disclosure to clarify this point as requested. Please see page 61.

43. We note that in the second paragraph on page 54 you state that “the representations and warranties should not be relied upon as statements of factual information.” Please revise to remove any potential implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see page 62.

44. In this section, and in your Conditions to the Merger (page 62) sub-section on page 3, please identify which conditions to the completion of the merger may be waived and which of those waivable conditions you may consider waiving.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested by insertion of the final paragraph in the section titled “The Merger Agreement—Conditions to the Merger. Please see page 71.

45. Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the merger.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see response to Comment No. 44.

46. Please disclose your intentions concerning re-solicitation if material conditions of the merger agreement are waived. If you do not intend to re-solicit proxies in the event of waiver of material conditions, please disclose the associated risks.

RESPONSE: The Company acknowledges the Staff’s comment and we have revised the disclosure as requested. Please see response to Comment No. 44.

47. Please revise your table to identify the beneficial owners that have voting or investment control over the shares being offered by WESKIDS III, L.L.C., IPP99 Private Equity, L.L.C., and Gruber and McBaine Capital Management, L.L.C. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

RESPONSE: The Company acknowledges the Staff’s comment and we have revised footnotes four and five to the beneficial ownership table to provide for the requested disclosure as they relate to the beneficial ownership, voting power and dispositive power disclosed by the foregoing entities on the reports that they have filed with the Staff. Please see pages 90 to 91.

48. You state that information that you file later with us, prior to the closing of the merger, will automatically update and supersede the previously filed information and be incorporated by reference into this proxy statement. Further, we note your statement that you are incorporating by reference Exchange Act reports you will file after the date of the initial filing of this proxy statement and before the special meeting. It is unclear whether you are eligible to forward incorporate. Please advise. Further, Schedule l3E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed in the stated period.

RESPONSE: The Preliminary Proxy has been revised to delete the statement that incorporates by reference to documents that the Company has not yet filed with the Staff.

49. Please revise the date on which you filed your Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. Also, it appears that you filed your Current Report on Form 8-K on July 25, 2006 as opposed to July 26, 2006. Please revise or advise. Further, we note that you are incorporating by reference a Current Report on Form 8-K that you claim was filed on January 1, 2006. However, it appears you did not file a Form 8-K on that date. Please revise or advise.

RESPONSE: The Company acknowledges the Staff’s comments and we have revised the disclosure as requested. Please see page 97.

*  *  *  *  *  *  *

As requested by the Staff, the Company has advised us that it confirms the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the filing; and

•	the Company may not assert Staff comments a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our response, please do not hesitate to contact me at (213) 891-8640, or by email at brad.helms@lw.com.

Very truly yours,

/s/ Brad A. Helms
Brad A. Helms of LATHAM & WATKINS LLP

cc:	Vikas Arora, Esq.

Paul Tosetti, Esq.

Jeff Kateman, Esq.